MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

August 16, 2023

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 73 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS Lifetime Income Fund, MFS Lifetime 2025 Fund, MFS Lifetime 2030 Fund, MFS Lifetime 2035 Fund, MFS Lifetime 2040 Fund, MFS Lifetime 2045 Fund, MFS Lifetime 2050 Fund, MFS Lifetime 2055 Fund, MFS Lifetime 2060 Fund, and MFS Lifetime 2065 Fund (the "Funds") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on August 10, 2023, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on June 28, 2023. The PEA was filed for the purpose of updating disclosure in connection with changes to the principal investment strategies of the Funds. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

1.	Comment:	For purposes of providing comments on the PEA, we have referenced the disclosure for the MFS Lifetime 2025 Fund. However, to the extent that comments apply to all Funds, please make changes across all Funds. To the extent revisions to disclosure are made in response to any of the comments, please include the revised disclosure with your response letter. If any proposed changes to the disclosure will not be made uniformly across Funds, please identify any exceptions. Please file your response letter at least five days prior to the date you anticipate filing each Fund’s Rule 485(b) filing.

Response:	We confirm our acknowledgement of the above.

2.	Comment: Please supplementally explain how the expense limitation agreement with respect to “Other Expenses” operates for Class R6 shares of the

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MFS Lifetime 2025 Fund. Specifically, please explain how the limitation on “Other Expenses” for Class R6 shares of the Fund can be a negative number. If this does not represent a subsidy from the other share classes of the Fund, please explain where the 14 basis points are coming from and how R6 shares can take in returns in excess of expenses.

Response:
As noted by the Staff, each share class of each of the Funds is subject to the same "Other Expenses" limitation agreement pursuant to which MFS has agreed to bear the fund's expenses, excluding management fees, distribution and service fees, interest, taxes, extraordinary expenses, brokerage and transaction costs, investment-related expenses, and fees and expenses associated with investments in investment companies and other similar investment vehicles (expenses after excluding the excluded expenses are referred to as “Other Expenses”), or make payment to the fund, such that "Other Expenses" do not exceed 0.00% of the class' average daily net assets annually for each share class other than Class R6 and do not exceed (0.12%) of the MFS Lifetime Income Fund’s Class R6 shares’ average daily net assets annually and (0.14%) of the other Lifetime Funds’ Class R6 shares’ average daily net assets annually  (emphasis added).   “Other Expenses” include custodian and fund accounting fees, legal fees, auditor fees, transfer agency fees and sub-accounting fees, and other miscellaneous fees. Unlike the other share classes, Class R6 shares do not receive sub-accounting services and therefore do not incur sub-accounting fees.   For this reason, the “Other Expenses” limitation arrangement for Class R6 shares consists of a payment by MFS to a Fund of an amount that approximates the rate of sub-accounting expenses incurred by the other share classes of that Fund (i.e., currently 0.12% for the Lifetime Income Fund and 0.14% for the other Lifetime Funds).  For avoidance of doubt, we reiterate that this payment by MFS reflects the amount that the other share classes pay for sub-accounting services.

We believe that the “Other Expenses” limitation arrangement is consistent with Rule 18f-3(b) and does not constitute a differential advisory fee. We have reviewed the Staff’s recent Statement on Differential Advisory Fee Waivers (February 2, 2023) that reminds investment companies about the implications of arrangements that may result in different advisory fees being charged to different share classes of the same fund in a manner inconsistent with Rule 18f-3(b).  This is neither a situation where one share class is subsidizing another share class, nor one where MFS is paying part of a Lifetime Fund’s management fee as the Lifetime Funds do not pay a management fee. We note that the Lifetime Funds’ expense limitation

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arrangement is meant to reflect that, unlike the other share classes, Class R6 shares do not receive sub-accounting services, and to put Class R6 shareholders in a similar position to the other non-Class R6 share classes given “Other Expenses” for those share classes have been waived to 0.00%.  Additionally, if a Fund's actual sub-accounting expenses are lower than the approximate sub-accounting expenses for a given fiscal year reflected in the fee table (the “negative cap amount”), MFS will reimburse the non-Class R6 share classes the difference between the actual sub-accounting expenses and the stated negative cap amount. If actual sub-accounting expenses are higher than the targeted amounts for any Fund, MFS will reimburse Class R6 shares the higher amount.

As noted above, MFS as investment adviser makes a payment to Class R6 shares of a Fund in an amount equal to the negative expense limitation amount, which is reflected as an “[e]xcess expense reimbursement from investment adviser” in the Statement of Operations in a Fund’s financial statements.

3.	Comment:	As a consequence of streamlining the presentation of information in the “Principal Investment Strategies” disclosure in the summary and statutory section of the Prospectus, the presentation eliminated information that we believe allowed investors to compare the strategies of one Fund to other Funds in the suite and to effectively differentiate between the Funds to make pragmatically informed investment decisions. Please revise the disclosure and/or format to include more fund-specific allocation detail.

Response:
MFS will add individualized fund allocation tables as of a recent date to the “Principal Investment Strategies” disclosure of the summary (asset class allocations) and statutory (asset class and underlying fund allocations) sections of the Prospectus to show differing allocations among the Funds. An example of this information for MFS Lifetime 2025 Fund has been included as Appendix I in this correspondence.

4.	Comment:
The simplified glidepath illustration in the “Principal Investment Strategies” disclosure in the summary and the statutory sections of the Prospectus no longer provides the detail that made the glidepath an easily distinguishable reference point for comparing one Fund to another in the suite. Where the prior presentation broke the image into four relatively memorable color block shapes, the two-category presentation maintains the same relative shape across the entire Fund series. The previous iteration of the call out display box had more categories so the variation in the range of numbers presented each

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Fund’s characteristics in a more conceptually accessible and distinguishable way. Please provide images that use the glidepath to illustrate the conceptual differences in each Fund’s strategy more obviously and clearly.

Response:	We believe the disclosure additions referenced in the response to Comment 3 above address this comment. We therefore respectfully decline to modify the glidepath graphic as suggested.

5.	Comment:	In the “Principal Investment Strategies” disclosure in the summary and statutory sections of the Prospectus, provide each Fund’s asset allocation for the underlying funds in which it will invest, or provide more detailed asset allocation categories with ranges and limits that correspond Fund to Fund.

Response:
MFS believes that the individualized fund allocation tables referred to in Comment 3, an example of which is provided in Appendix I, address this comment. The allocation tables provide information regarding the Fund’s asset class and underlying fund allocations as of a recent date.

6.	Comment:	In the “Principal Investment Strategies” disclosure in the summary and statutory sections of the Prospectus, there is language stating that “MFS selects the underlying funds within each asset class based on underlying fund classifications, historical risk, historical and projected performance of the represented asset classes, as well as other factors.” Is the underlying fund lineup in each asset class category the same across all of the Funds? If underlying fund groupings are standardized, include common disclosure in the summary section of the Prospectus for all Funds. If underlying funds in each category differ, then provide individualized disclosure for each Fund in an easy-to-compare format that allows investors to distinguish the Funds.

Response:
The menu of underlying funds available for investment is the same across all of the Funds.  MFS believes that the individualized fund allocation tables referred to in Comment 3, an example of which is provided in Appendix I, address this comment. The allocation tables provide information that will allow investors to distinguish the Funds.

7.	Comment:
In the “Principal Investment Strategies” disclosure in the summary and statutory sections of the Prospectus, there is disclosure stating that “[a] portion of the fund’s assets is also allocated to Non-Traditional Funds, which MFS believes provides further diversification benefits.” Are the non-traditional underlying funds

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non-diversified? If so, disclose directly and identify the industries in which the underlying funds will concentrate. If the underlying funds are not non-diversified, explain the meaning of “further diversification benefits,” and how non-traditional funds provide these benefits and why such benefits would be strategically relevant to each Fund’s equity and debt allocation.

Response:
The Prospectus defines Non-Traditional Funds as funds that focus on less traditional asset classes, such as real estate and commodities.  The reference to “further diversification benefits” does not refer to the diversified/non-diversified classification of the non-traditional underlying funds.  Rather, the statement is intended to convey that the underlying funds in the non-traditional category tend to be less correlated from a performance perspective to the general equity and debt securities market. The disclosure will be revised as follows in an effort to clarify this point (additions italicized and underlined):

“A portion of the fund’s assets is also allocated to Non-Traditional Funds (i.e., asset classes less correlated to the overall equity and debt markets), which MFS believes provides further diversification benefits.”

8.	Comment:	Does MFS use the same debt-related metrics to establish and set the debt/equity ratio and allocations for the underlying funds that represent the debt portion? If not, explain how allocation considerations are strategically different and describe nuances that differentiate one Fund’s debt allocation strategy from another. If the same debt-related metrics are used, then the difference between debt/equity ratios and allocations would need to be explained over time.

Response:
MFS currently uses the same process/metrics across the Funds to set the allocations to debt versus equity based on the target date of the Fund. However, asset class allocations as well as the underlying funds and their weightings vary based on where a Fund is positioned on the glidepath (i.e., how many years out the Fund is from reaching the target year stated in the Fund’s name). We believe our existing disclosure stating “[t]he asset class allocations for the fund, as well as the underlying funds and their weightings, are based on an allocation strategy designed for investors with the approximate retirement year in the fund’s name” and the disclosure stating that “[t]he allocation strategy for the fund will become increasingly conservative over time” address this comment. Further, we believe the allocation tables that we plan to add will also provide information that will allow investors to distinguish among the Funds in this regard.

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9.	Comment:	Please state that exposure to below investment grade quality debt instruments means junk bond exposure.

Response:
We are not aware of a legal requirement to include the phrase “commonly known as junk bonds” in investment strategy disclosure relating to “below investment grade quality debt instruments.” Please note that the “Credit Risk” paragraph within the “Principal Risks” section of the summary section of the Prospectus includes the following reference to “junk bonds”:

“Below investment grade quality debt instruments (commonly referred to as “high yield securities” or “junk bonds)…”

Therefore, we respectfully decline to amend this disclosure.

10.	Comment:	In the “Principal Investment Strategies” disclosure in the summary and statutory sections of the Prospectus, the clearest distinguishing characteristic of the revamped strategy disclosure is the allocation chart showing each Fund’s specific asset class percentage as of a reference date common to all Funds in the suite. However, the statement that introduces the chart has the added phrase “long term strategic allocation,” which characterizes the data as long term. Please thoughtfully consider the disclosure and your content design choices and how that boilerplate language is intended and used. “Long term strategic allocation” is not fixed and an investor cannot gauge how meaningful those percentages are for today. Please make sure the introduction to the table and the use of that term does not take value out of data that would be important to an investor.

Response:
MFS believes that the individualized fund allocation tables referred to in Comment 3, of which an example is provided in Appendix I, address this comment. The revisions to the individualized allocation tables will provide a basis for evaluating a Fund’s asset class and underlying fund allocations as of a recent date.

11.	Comment:	In the “Principal Investment Strategies” disclosure in the summary and statutory sections of the Prospectus, each Fund has disclosure stating that “the fund’s allocation to Non-Traditional Funds will not typically exceed 20% of the fund’s assets.” Would circumstances where a Fund would exceed that limit vary among the Funds? If so, describe those circumstances. Furthermore, describe the relationship between the ways a Fund would exceed the 20% allocation of Non-Traditional Funds and the Fund’s target date.

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Response:
It is not anticipated that any Fund’s exposure to Non-Traditional Funds will exceed 20%, as stated in each Fund’s disclosure.  The 20% limit on Non-Traditional Funds was added to communicate that there is a cap on Non-Traditional Funds given that the Equity Fund and Non-Traditional Fund (formerly Specialty Fund) categories were combined.  In addition, MFS believes that the individualized fund allocation tables referred to in Comment 3, of which an example is provided in Appendix I, will provide further information to shareholders regarding a Fund’s exposure to Non-Traditional Funds by including a Fund’s allocation to such underlying funds as of a recent date.

12.	Comment:	“Commodity-Related Investments Risk” has been added to the “Principal Risks” disclosure in the summary and statutory sections of the Prospectus, but nothing has been added to the “Principal Investment Strategies” disclosure that indicates a basis for investors to expect why any commodity-related investments would be in their Fund. The “Principal Investment Strategies” section must provide a sufficient basis for investors to understand the relationship between a risk and the allocation to underlying funds. Please reconcile this concept with each of the Fund’s principal risks.

Response:
We note that commodities as an asset class are specifically identified in the definition of Non-Traditional Funds.  Further, MFS believes that the individualized fund allocation tables referred to in Comment 3, an example of which is provided in Appendix I, address this comment, as the tables will disclose a Fund’s allocation to the MFS Commodity Strategy Fund as of a recent date, if applicable.  We believe this disclosure provides a sufficient basis for investors to understand the relationship between a Fund’s commodity related investments and their associated risks.

13.	Comment:	Supplementally explain the basis for the new disclosure regarding the closure of Class R1 and Class R2 shares to new eligible investors. What prompted these changes and how will those shifts impact expenses that are currently shared across all Fund classes?

Response:
Based on MFS’ recommendation, the Funds’ Board of Trustees made a determination that it was in the best interest of shareholders to close Class R1 and Class R2 shares principally due to low assets and decreased market demand for these share classes. MFS does not expect the closure of these share classes to have a significant impact on the expenses of other share classes of the Fund.

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14.	Comment:	The level of detail provided in the “Principal Investment Strategies” disclosure of the summary and statutory sections of the Prospectus are not noticeably different. Please choose an appropriate means to revamp disclosure included in the statutory section of the Prospectus to address this, giving more detail and specifics than the disclosure included in the summary section of the Prospectus.

Response:
MFS believes that the individualized fund allocation tables referred to in Comment 3, an example of which is provided in Appendix I, address this comment. The revisions to the individualized allocation tables now provide additional information on a Fund’s asset class and underlying fund allocations as well as a basis for comparison among the Funds for investors.  The individualized fund allocation tables will appear in the statutory section of the Prospectus.

15.	Comment:	The URL provided to access the Fund’s portfolio holdings did not work in the materials provided. Please ensure all links are functional in the filed documents.

Response:	MFS acknowledges this comment and will review all links prior to filing to ensure all links are functional.

16.	Comment:	The following disclosure is included in the “How to Purchase, Redeem and Exchange Shares-Disruptive Trading” section of the Prospectus: “MFSC considers the information available to it at the time and reserves the right to consider trading effected through multiple accounts that are under common ownership, control, or influence to be trading out of a single account.” Please clearly disclose how MFS Service Center, Inc. (“MFSC”) defines “multiple accounts that are under common…influence.” Specifically, (i) identify the information available to MFSC on which MFSC will rely when making these decisions, (ii) describe any notice that shareholders will receive in advance of or upon triggering such a limitation, and (iii) any procedures investors can use to resolve conflicts.

Response:
As disclosed in each Prospectus, the Funds are not intended to serve as a vehicle for frequent trading and have adopted the purchase and exchange limit described in the Prospectus in an effort to protect shareholders from the negative consequences associated with frequent and disruptive trading.  The provision stating that MFSC may consider accounts under common influence as a single account is intended to protect the Funds against frequent trading by parties that are acting in concert but whose relationship does not rise to the level of formal ownership or control.  Whether accounts are under

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common influence would be addressed on a facts and circumstances basis based on the information available to MFSC.

With regard to shareholder notice, MFSC communicates the “two-exchange limit” policy on the exchange confirmation statements that are sent to shareholders directly invested through MFSC. The policy is also disclosed to the shareholder on MFS Access (MFS’ online transaction platform) when the shareholder initiates an exchange. For those shareholders holding shares through omnibus accounts, the financial intermediary is responsible for communicating the policy and/or any purchase restrictions to customers. In the event that MFSC cancels a purchase due to a violation of the policy (i.e., a purchase into an account that has already been restricted due to reaching the two-exchange limit), MFSC communicates the purchase cancellation via written correspondence to the shareholder and/or financial intermediary.

Based on the foregoing, we do not believe any updates to the existing frequent trading disclosure are necessary and we respectfully decline to amend the disclosure.

17.	Comment:	“Appendix B – Menu and Description of Underlying Funds” appears to be the only place where underlying funds are listed and where classifications of underlying funds are disclosed. This information should be disclosed in the “Principal Investment Strategies” section of the summary and statutory Prospectus.

Response:	MFS believes that the individualized fund allocation tables referred to in Comment 3, an example of which is provided in Appendix I, address this comment.

18.	Comment:	In “Appendix B – Menu and Description of Underlying Funds,” disclosure states (with respect to certain underlying funds) that MFS may invest up to 100% of an underlying fund’s assets in below investment grade quality debt instruments. If any Fund’s investment in that particular underlying fund is likely to have a sufficiently significant risk of below investment grade quality debt exposure, the corresponding Fund’s strategy should specifically disclose that relationship.

Response:
MFS believes that the individualized fund allocation tables referred to in Comment 3, an example of which is provided in Appendix I, address this comment. The list of underlying funds included in the revised disclosure shows potential investors the exposure to an underlying fund that may invest up to 100% of its assets in below

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investment grade quality debt instruments as of a recent date. MFS believes that this information is sufficient to specifically disclose the relationship between the Fund and such an underlying fund.  In addition, the Principal Risks disclosure discloses the heightened risks associated with below investment grade quality debt instruments.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

AMANDA S. MOORADIAN
Amanda S. Mooradian
Assistant Vice President and Senior Counsel
MFS Investment Management

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Appendix I

The following table will be added to both the summary and statutory "Principal Investment Strategies" sections of the MFS Lifetime 2025 Fund's Prospectus. Similar tables will be added for the other Lifetime Funds.

As of August 1, 2023, the fund’s approximate strategic allocation among asset classes was:

Equity Funds and Non-Traditional Funds	33.8%
U.S. Equity Funds	23.5%
International Equity Funds	6.3%
Non-Traditional Funds	4.0%
Bond Funds and Money Market Fund	66.2%
Bond Funds	66.2%
Money Market Fund	0.0%

All percentages are rounded to the nearest tenth of a percent.  As a result, the sum of the asset class allocations presented in the table may not total 100%.

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The following table will be added to the statutory "Principal Investment Strategies" section of the MFS Lifetime 2025 Fund's Prospectus. A similar table will be added for the other Lifetime Funds.

Following is the list of underlying funds and their approximate strategic allocation weightings as of August 1, 2023:

Equity Funds and Non-Traditional Funds	33.8%
U.S. Equity Funds:	23.5%
MFS Blended Research Core Equity Fund	2.4%
MFS Blended Research Growth Equity Fund	2.4%
MFS Blended Research Mid Cap Equity Fund	3.4%
MFS Blended Research Small Cap Equity Fund	1.0%
MFS Blended Research Value Equity Fund	2.4%
MFS Growth Fund	2.4%
MFS Mid Cap Growth Fund	1.7%
MFS Mid Cap Value Fund	1.7%
MFS New Discovery Fund	0.5%
MFS New Discovery Value Fund	0.5%
MFS Research Fund	2.4%
MFS Value Fund	2.4%
International Equity Funds:	6.3%
MFS Blended Research International Equity Fund	3.2%
MFS International Growth Fund	0.7%
MFS International Intrinsic Value Fund	0.7%
MFS Research International Fund	1.7%
Non-Traditional Funds:	4.0%
MFS Commodity Strategy Fund	2.0%
MFS Global Real Estate Fund	2.0%
Bond Funds and Money Market Fund	66.2%
Bond Funds:	66.2%
MFS Emerging Markets Debt Fund	1.4%
MFS Emerging Markets Debt Local Currency Fund	1.4%
MFS Global Opportunistic Bond Fund	7.0%
MFS Government Securities Fund	10.0%
MFS High Income Fund	2.9%
MFS Inflation-Adjusted Bond Fund	10.0%
MFS Limited Maturity Fund	15.7%
MFS Total Return Bond Fund	17.8%
Money Market Fund:	0.0%
MFS Institutional Money Market Portfolio	0.0%

All percentages are rounded to the nearest tenth of a percent.  As a result, the sum of the underlying fund allocations in each asset class may not equal the asset class allocations for such asset class, and the asset class and underlying fund allocations presented in the table may not total 100%.

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